

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Mathew J. Cestar
Chief Executive Officer
ScION Tech Growth I
10 Queen Street Place, 2nd Floor
London, EC4R 1BE
United Kingdom

> **Re: ScION Tech Growth I**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 001-39808**

Dear Mr. Cestar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits 31.1 through 32.2

1. We note that your certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to

complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff Accountant at (202) 551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen, White & Case LLP